Mail Stop 3561

April 17, 2009

VIA FACSIMILE AND U.S. MAIL

Roy J. Katzovicz
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, NY 10019

      Re: **Target Corporation**
             Preliminary Proxy Statement on Schedule 14A Filed April 6, 2009 by
             Pershing Square, L.P., Pershing Square II, L.P., Pershing Square IV
             Trade-Co, L.P., Pershing Square IV-I Trade-Co, L.P., Pershing
             Square International, Ltd., Pershing Square International IV Trade-
             Co, Ltd., Pershing Square International IV-I, Ltd., William A.
             Ackman, Michael L. Ashner, James L. Donald, Ronald J. Gilson,
             Richard W. Vague, Ali Namvar and Roy J. Katzovicz
             File No. 1-06049

Dear Mr. Katzovicz:

      We have conducted a limited review of your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please ensure that both the proxy statement and form of proxy are clearly identified as preliminary versions until disseminated to shareholders. Refer to Rule 14a-6(e)(1). Also, please revise your proxy card so that it refers to the 2009, as opposed to 2008, Annual Meeting of Stockholders.

2. Advise us, with a view toward disclosure, why Pershing Square Capital Management, L.P., PS Management GP LLC, Pershing Square GP, LLC, and Pershing Square Holdings GP LLC have not been named as participants in this solicitation with accompanying participant information required pursuant to Item 5 of Schedule 14A, considering they are the reporting persons identified on Amendment No. 7 to the Schedule 13D filed on March 26, 2009.

Preliminary Proxy Statement on Schedule 14A Filed on April 6, 2009

Cover Letter

3. You state, "[a]t the upcoming meeting, the company is asking shareholders to reduce the size of the board from 13 to 12 seats…" The issue of whether the proposal would reduce the number of seats on the Board or confirm that the number of Board seats is 12 is in dispute and is based on your interpretation of the restated articles of incorporation. Please revise to characterize your statements regarding the number of seats on the Board as your opinion based on your interpretation of the restated articles of incorporation.

4. We note the statement in the second paragraph of your cover letter, that "[d]espite the fact that Target's two principal business lines are retail and credit cards, Target currently has no independent directors with senior, executive-level expertise in these two businesses…[and] there are no independent directors on the company's board with substantial real estate experience." Considering it would appear that at least four individuals on Target's board are independent directors with senior, executive-level expertise in these sectors, this statement seems inappropriate and, at the very least, should be characterized as your belief. We note your response to prior comment two of our letter dated March 20, 2009, however, your arguments would appear to focus on length of time served by your nominees in the various business lines and do not appear to provide objectively supportable arguments as it relates to expertise more generally, especially where you qualify your support "to our knowledge." Accordingly, please remove this statement or tell us why you believe it is appropriate. This comment also applies to similar statements on the second page of your cover letter, beneath the headings "Credit Cards" and "Real Estate," that "there is no one on the Target board with directly relevant operating experience in the credit card business…" and that "no

current member of the board has the critical real estate expertise necessary to analyze [potential real estate strategic alternatives]," respectively, as well as on page 5.

5. Please remove your statement that "the current board is suboptimal from a shareholder and corporate governance perspective," or tell us the basis for this statement and characterize it as your belief. Your preceding sentence indicating the board has no significant shareholder representation does not, by itself, appear to support the conclusion you make.

6. We note the statement in the fourth paragraph of your cover letter, that "[f]rom the beginning of the fourth quarter of 2007 to the day prior to [y]our filing of [y]our proposed slate, Target stock has declined by 51% to $28.83. Over the same period, Wal-Mart, Target's principal competitor, stock has appreciated 11%, a 60 percentage point outperformance." Please balance out this claim by disclosing the performance of these two stocks over an extended economic cycle, as the current recessionary environment may be only momentarily more favorable to Wal-Mart.

7. We note the statement on the third page of your cover letter, in the paragraph beneath the heading "Shareholder Representation and Corporate Governance," that "Pershing Square is the third and largest equity owner of the company with 7.8%[.]" For each reference to your aggregate beneficial ownership, please specify numerically the portion of your ownership held in the form of shares and the portion held in the form of derivative securities. In an appropriate place in your filing, describe the decoupling of voting power and economic interest with respect to the derivative securities that you own.

8. We note your indication that "Pershing Square has a long-term track record of creating shareholder value in numerous public companies…" As we requested in prior comments two and six of our letter dated March 20, 2009, please characterize this statement as your belief and, to the extent you continue to make this assertion, please include in your disclosure the support you provided in response to our comments.

Proposal 1: Determination of the Size of the Board, page 5

9. You state here that, in your view, "the proposal appears to be aimed more at preserving the incumbency of existing directors and less at attracting and electing the most qualified directors." Please provide the basis for your belief or, in the alternative, please remove this statement.

Proposal 2A. Election of Four Class III Directors, page 5

10. We note your indication that you believe that your nominees, if elected, will "increase shareholder value over the long-term." We note your response to comment two of our letter dated March 20, 2009, which appears to provide support for your belief that you will be able to improve Target's ability to navigate through the current economic environment, though it does not appear to lend support for your assurances of increased shareholder value. Please provide the basis for your belief or, in the alternative, please remove this statement.

Certain Additional Information Concerning Proposals 2A & 2B, page 8

11. We note that you reserve the right to nominate replacement or additional persons as nominees for any reason, including in the event that any of the Pershing Square Nominees is unable to stand for election or to serve for any reason. Advise us, with a view toward revised disclosure, whether the participants are required to identify such substitutes in order to comply with any applicable company advance-notice bylaw. In addition, please note that we consider the existence of substitute nominees to be material to a security holder's voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

Voting Procedures, page 10

Vote Required, page 11

12. Please reconcile your disclosure under this heading with the presentation of options on your proxy card under Proposals 2A and 2B. In this regard, we note that your disclosure implies that shareholders have the ability to "abstain" from a vote for the election of directors but the only options presented on your card are to vote "For all nominees," "Withhold authority for all nominees," or to vote "For all nominees, except…" those identified by the shareholder. Please revise your proxy disclosure or form of proxy card to remove this inconsistency. Also, explain the practical effect of an "abstain" vote or vote to withhold authority for any or all nominees in connection with Proposals 2A and B, given that plurality voting is applicable for those proposals.

Solicitation of Proxies, page 11

13. We note your statement that proxies may be solicited by mail, telephone, telecopier, the Internet and personal solicitation. Please be advised that all written soliciting materials, including any scripts used in soliciting proxies by telephone

or in person, whether used by D.F. King & Co., Inc. or Messrs. Namvar or
Katzovicz, must be filed under the cover of Schedule 14A. Please confirm your
understanding in this regard.

14. In your letter to shareholders, you indicate that shareholders will be provided with
an opportunity to meet your nominees and ask them questions at a Town Hall
Meeting scheduled to occur on May 11, 2009. Please note our comment above
regarding any scripts or other soliciting materials that may be presented or used at
that meeting. Similarly, please supplement your disclosure to disclose the website
address shareholders may access to view the webcast you indicate will be made
available. Please also inform us of whether you intend to use internet chat rooms
and if so, the website addresses of such chat rooms.

15. Please confirm that you will post your proxy materials on a specified, publicly-
accessible Internet Web site (other than the Commission's EDGAR Web site) and
provide shareholders with a notice informing them that the materials are available
and explaining how to access those materials, or advise. Refer to Release No. 34-
56135, available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Additional Information, page 14

16. You refer security holders to information that you are required to provide that will
be contained in the company's proxy statement for the annual meeting. We
presume that you are relying upon Rule 14a-5(c) to refer to this information. If
so, please note that we believe that reliance upon Rule 14a-5(c) before the
company distributes the information to security holders would be inappropriate.
Alternatively, if you determine to disseminate your proxy statement prior to the
distribution of the company's proxy statement, you must undertake to provide the
omitted information to security holders. Please advise as to your intent in this
regard.

*   *   *

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments. Going forward, please send all
correspondence to us at the following ZIP code: 20549-3561.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the filing persons are in possession of all facts relating to their disclosure, each filing person is responsible for the accuracy and adequacy of the disclosures that person has made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions. You may also contact Mellissa Campbell Duru, Special Counsel, in the Office of Mergers & Acquisitions at (202) 551-3757 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Andrew E. Nagel, Esq.
        Kirkland & Ellis LLP
        Facsimile No. (212) 446-4900